Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

Deborah S. Froling
June 3, 2011	Attorney
202.857.6075 direct
VIA EDGAR AND HAND DELIVERY	202.857.6395 fax
froling.deborah@arentfox.com
Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	ICON ECI Fund Fifteen, L.P.
Amendment No. 6 to Registration Statement on Form S-1, filed June 3, 2011
SEC File No. 333-169794

Dear Mr. Ingram:

On behalf of our client, ICON ECI Fund Fifteen, L.P. (the “Registrant”), please find enclosed Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”) filed with the Commission via EDGAR today. For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 6, two of which have been marked to show changes from the Registration Statement.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

Enclosures

cc:	Joel S. Kress, ICON Capital Corp. (w/o enclosures)

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